Exhibit 4.9

ALTAGAS LTD.

Unaudited Pro Forma Consolidated Financial Statements

As at and for the periods ended March 31, 2018

and December 31, 2017

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited pro forma consolidated financial statements give effect to the proposed transaction between AltaGas Ltd. (“AltaGas” or the “Corporation”) and WGL Holdings, Inc. (“WGL”) under the acquisition method of accounting. The unaudited pro forma consolidated balance sheet gives effect to the proposed acquisition (the “Acquisition”) as if it had closed on March 31, 2018. The unaudited pro forma consolidated statements of income for the three months ended March 31, 2018 and for the year ended December 31, 2017 give effect to the Acquisition as if it had closed on January 1, 2017.

The unaudited pro forma consolidated financial statements are based on the unaudited and audited consolidated financial statements of AltaGas as at and for the three months ended March 31, 2018 and for the year ended December 31, 2017, respectively, the audited consolidated financial statements of WGL for the year ended September 30, 2017, the unaudited consolidated financial statements of WGL as at and for the six months ended March 31, 2018, and the unaudited consolidated financial statements of WGL for the three months ended December 31, 2017 and 2016.

As WGL’s financial year end differs from AltaGas’, the income statement of WGL for the year ended December 31, 2017 was constructed by taking the income statement for the year ended September 30, 2017 and subtracting the income statement for the three months ended December 31, 2016 and adding the income statement for the three months ended December 31, 2017. WGL’s income statement for the three months ended March 31, 2018 was included in the unaudited consolidated financial statements of WGL as at and for the six months ended March 31, 2018.

The unaudited pro forma consolidated financial statements are presented for informational purposes only. The pro forma adjustments are based upon available information and certain assumptions that the Corporation believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements do not reflect the impact of permanent financing through subsequent offerings and selected AltaGas asset sales and do not give effect to any potential cost savings and operating synergies, if any, that may result from the Acquisition.

The unaudited pro forma information presented, including allocation of purchase price, is based on preliminary estimates of fair values of assets acquired and liabilities assumed, available information and assumptions and may be revised as additional information becomes available. The actual adjustments to the consolidated financial statements upon the closing of the Acquisition will depend on a number of factors, including additional information available and the net assets of WGL on the closing date of the Acquisition. Therefore, the actual adjustments will differ from the preliminary pro forma adjustments and the differences may be material. For example, the final purchase price allocation is dependent on, among other things, the finalization of asset and liability valuations. Any final adjustment may change the allocation of purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma consolidated financial statements, including a change to goodwill.

ALTAGAS LTD.

Pro Forma Consolidated Statement of Income

For the year ended December 31, 2017

(Unaudited)

($ millions except per share amounts)	AltaGas Ltd.	WGL Holdings, Inc.	Pro Forma Adjustments	Note		Pro Forma Consolidated Statement of Income
		Note 3(i)

REVENUE	$2,556.2	$3,113.6	$34.3	3	(j)	$5,704.1

EXPENSES
Cost of sales, exclusive of items shown separately	1,357.1	1,683.7	—			3,040.8
Operating and administrative	573.8	764.1	(17.6)	3	(j)	1,254.6
			(65.7)	3	(j)
Accretion expenses	10.9	—	—			10.9
Depreciation and amortization	282.4	207.6	22.3	3	(b)	512.3
Provision on assets	139.6	—	—			139.6
	2,363.8	2,655.4	(61.0)			4,958.2
Income from equity investments	31.4	33.6	—			65.0
Other Income	11.2	0.7	—			11.9
Foreign exchange gains	1.7	—	—			1.7
Interest expense
Short-term debt	(3.7)	—	—			(3.7)
Long-term debt	(166.6)	(101.3)	(102.3)	3	(d)	(338.4)
			12.5	3	(b)
			19.3	3	(j)
Income before income taxes	66.4	391.2	24.8			482.4
Income tax expense (recovery)	(33.5)	60.5	(27.7)	3	(d)	19.8
			(6.3)	3	(b)
			3.5	3	(b)
			5.5	3	(j)
			17.8	3	(j)
Net income after taxes	99.9	330.7	32.0			462.6
Net income (loss) applicable to non-controlling interests	8.3	(25.1)	—			(16.8)
Net income applicable to controlling interests	91.6	355.8	32.0			479.4
Preferred share dividends	(61.3)	(1.7)	—			(63.0)
Net income applicable to common shares	$30.3	$354.1	$32.0			$416.4

Weighted average number of common shares outstanding (millions)
Basic	171.0		84.5	3	(h)	255.5
Diluted	171.3		84.5	3	(h)	255.8

Net income per common share
Basic	$0.18			3	(h)	$1.63
Diluted	$0.18			3	(h)	$1.63

See accompanying notes to the unaudited pro forma consolidated financial statements.

ALTAGAS LTD.

Pro Forma Consolidated Statement of Income

For the three months ended March 31, 2018

(Unaudited)

($ millions except per share amounts)	AltaGas Ltd.	WGL Holdings, Inc.	Pro Forma Adjustments	Note		Pro Forma Consolidated Statement of Income
		Note 3(i)

REVENUE	$878.4	1,121.1	1.2	3	(j)	$2,000.7

EXPENSES
Cost of sales, exclusive of items shown separately	538.0	612.1	—			1,150.1
Operating and administrative	140.8	212.0	(0.2)	3	(j)	342.7
			(9.9)	3	(j)
Accretion expenses	2.7	—	—			2.7
Depreciation and amortization	72.6	51.5	5.5	3	(b)	129.6
Provision on assets	—	—	—			—
	754.1	875.6	(4.6)			1,625.1
Income (loss) from equity investments	10.1	(34.7)	—			(24.6)
Other loss	(5.3)	(0.5)	—			(5.8)
Interest expense
Short-term debt	(0.8)	—	—			(0.8)
Long-term debt	(42.3)	(9.6)	(29.6)	3	(d)	(74.4)
			3.0	3	(b)
			4.1	3	(j)
Income before income taxes	86.0	200.7	(16.7)			270.0
Income tax expense	18.5	34.4	(8.0)	3	(d)	46.4
			(1.6)	3	(b)
			0.9	3	(b)
			0.1	3	(j)
			2.1	3	(j)
Net income after taxes	67.5	166.3	(10.2)			223.6
Net income (loss) applicable to non-controlling interests	2.3	(5.5)	—			(3.2)
Net income applicable to controlling interests	65.2	171.8	(10.2)			226.8
Preferred share dividends	(16.4)	(0.4)	—			(16.8)
Net income applicable to common shares	$48.8	$171.4	$(10.2)			$210.0

Weighted average number of common shares outstanding (millions)
Basic	176.5		84.5	3	(h)	261.0
Diluted	176.6		84.5	3	(h)	261.1

Net income per common share
Basic	$0.28			3	(h)	$0.81
Diluted	$0.28			3	(h)	$0.80

See accompanying notes to the unaudited pro forma consolidated financial statements.

ALTAGAS LTD.

Pro Forma Consolidated Balance Sheet

As at March 31, 2018

(Unaudited)

($ millions)	AltaGas Ltd.	WGL Holdings, Inc.	Pro Forma Adjustments	Note		Pro Forma Consolidated Balance Sheet
		Note 3(i)
Assets
Current Assets
Cash and cash equivalents	$100.1	$59.7	$(5,834.4)	3	(a)	$261.8
			2,438.6	3	(c)
			(98.2)	3	(c)
			3,839.1	3	(d)
			(29.4)	3	(d)
			(213.7)	3	(e)
Accounts receivable, net of allowances	354.7	930.7	—			1,285.4
Inventory	138.7	122.2	—			260.9
Restricted cash holdings from customers	5.2	—	—			5.2
Regulatory assets	1.7	11.2	—			12.9
Risk management assets	27.7	12.9	—			40.6
Prepaid expenses and other current assets	37.1	179.7	—			216.8
Assets held for sale	—	—	—			—
	$665.2	$1,316.4	$102.0			$2,083.6

Property, plant and equipment	6,767.4	5,992.7	(225.6)	3	(b)	12,534.5
Intangible assets	587.3	—	206.3	3	(b)	793.6
Goodwill	832.5	—	3,280.1	3	(b)	4,112.6
Regulatory assets	326.5	405.4	—			731.9
Risk management assets	15.3	38.1	—			53.4
Deferred income taxes	2.8	—	—			2.8
Prepaid post-retirement benefits	—	306.3	—			306.3
Restricted cash holdings from customers	5.8	—	—			5.8
Long-term investments and other assets	310.4	15.5	(14.1)	3	(d)	311.8
Investments accounted for by the equity method	593.1	753.8	671.8	3	(b)	2,018.7
	$10,106.3	$8,828.2	$4,020.5			$22,955.0

ALTAGAS LTD.

Pro Forma Consolidated Balance Sheet (Continued)

As at March 31, 2018

(Unaudited)

($ millions)	AltaGas Ltd.	WGL Holdings, Inc.	Pro Forma Adjustments	Note		Pro Forma Consolidated Balance Sheet
		Note 3(i)
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$377.1	$549.9	$(12.9)	3	(d)	$914.1
Dividends payable	32.5	34.5	—			67.0
Short-term debt	4.9	—	—			4.9
Current portion of long-term debt	213.9	128.9	—			342.8
Notes payable and project financing	—	547.8	—			547.8
Customer deposits	20.7	61.8	—			82.5
Regulatory liabilities	8.3	69.6	—			77.9
Risk management liabilities	48.7	33.8	—			82.5
Other current liabilities	21.6	61.5	—			83.1
Liabilities associated with assets held for sale	—	—	—			—
	$727.7	$1,487.8	$(12.9)			$2,202.6

Long-term debt	3,468.6	2,423.2	188.2	3	(b)	9,919.1
			3,839.1	3	(d)
Asset retirement obligations	89.0	391.2	—			480.2
Deferred income taxes	448.2	718.0	129.9	3	(b)	1,208.2
			(26.6)	3	(c)
			(8.2)	3	(d)
			(53.1)	3	(e)
Regulatory liabilities	278.5	1,107.1	—			1,385.6
Risk management liabilities	13.6	134.1	—			147.7
Other long-term liabilities	206.4	60.6	—			267.0
Future employee obligations	126.4	241.1	—			367.5
	$5,358.4	$6,563.1	$4,056.4			$15,977.9

Shareholders’ equity
Common shares	4,074.4	767.3	(767.3)	3	(g)	6,441.4
			2,367.0	3	(c)
Retained earnings (accumulated deficit)	(988.7)	1,470.8	(1,470.8)	3	(g)	(1,171.7)
			(22.4)	3	(d)
			(160.6)	3	(e)
Preferred shares	1,277.7	—	—			1,277.7
Preferred shares - WGL Holdings, Inc.	—	36.3	—			36.3
Contributed surplus	22.5	(11.0)	11.0	3	(g)	22.5
Accumulated other comprehensive income (loss)	280.9	(7.2)	7.2	3	(g)	280.9
Total shareholders’ equity	$4,666.8	$2,256.2	$(35.9)			$6,887.1
Non-controlling interests	81.1	8.9	—			90.0

Total equity	4,747.9	2,265.1	(35.9)			6,977.1
	$10,106.3	$8,828.2	$4,020.5			$22,955.0

See accompanying notes to the unaudited pro forma consolidated financial statements.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three months ended March 31, 2018 and for the year ended December 31, 2017

(in millions of Canadian dollars unless otherwise noted)

1.                  BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements give effect to the proposed acquisition (the “Acquisition”) by AltaGas Ltd. (“AltaGas” or the “Corporation”) of WGL Holdings, Inc. and its subsidiaries (collectively, “WGL”) as described in the prospectus supplement dated January 27, 2017 (the “Prospectus”). The accompanying unaudited pro forma consolidated financial statements have been prepared by management of AltaGas and are derived from the unaudited and audited consolidated financial statements of AltaGas as at and for the three months ended March 31, 2018 and for the year ended December 31, 2017, respectively, the audited consolidated financial statements of WGL for the year ended September 30, 2017, the unaudited consolidated financial statements of WGL as at and for the six months ended March 31, 2018, and the unaudited consolidated financial statements of WGL for the three months ended December 31, 2017 and 2016.

As WGL’s financial year end differs from AltaGas’, the income statement of WGL for the year ended December 31, 2017 was constructed by taking the income statement for the year ended September 30, 2017 and subtracting the income statement for the three months ended December 31, 2016 and adding the income statement for the three months ended December 31, 2017. WGL’s income statement for the three months ended March 31, 2018 was included in the unaudited consolidated financial statements of WGL as at and for the six months ended March 31, 2018.

The accompanying unaudited pro forma consolidated financial statements should be read in conjunction with the description of the Acquisition and the financing thereof provided in the Prospectus, the audited and unaudited consolidated financial statements of WGL, including the notes thereto, incorporated by reference in the Prospectus, and the audited and unaudited consolidated financial statements of AltaGas, including the notes thereto, incorporated by reference in the Prospectus.

Except for the new accounting standards AltaGas adopted as of January 1, 2018, the accompanying unaudited pro forma consolidated financial statements utilize accounting policies that are consistent with those disclosed in the audited consolidated financial statements of AltaGas as at and for the year ended December 31, 2017 and were prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

The Acquisition has been accounted for using the acquisition method. Based on the purchase price calculation as detailed in the merger agreement dated January 25, 2017 (the “Merger Agreement”), the estimated net purchase price for WGL is approximately $5.8 billion (see Note 3a).

The unaudited pro forma consolidated balance sheet and consolidated statements of income reflect the Acquisition as if it had closed on March 31, 2018 and January 1, 2017, respectively. The accompanying unaudited pro forma consolidated financial statements may not be indicative of the results that would have been achieved if the transactions reflected therein had been completed on the dates indicated or the results which may be obtained in the future. For instance, the actual purchase price allocation will reflect the fair value, at the purchase date, of consideration transferred and the assets acquired and liabilities assumed based upon the Corporation’s evaluation of such assets and liabilities following the closing of the Acquisition. Accordingly, the final purchase price allocation may differ materially from the preliminary allocation reflected herein.

The underlying assumptions for the pro forma adjustments provide a reasonable basis for presenting the significant financial effects directly attributable to the Acquisition. These pro forma adjustments are preliminary and are based on currently available financial information and certain estimates and assumptions. AltaGas has performed a preliminary valuation analysis of WGL’s assets to be acquired and liabilities to be assumed. This preliminary valuation has been used to prepare pro forma adjustments in the preliminary purchase price allocation presented in the unaudited pro forma consolidated financial statements. The final purchase price allocation will be determined when the Corporation has completed the detailed valuations and necessary calculations. The actual adjustments to the unaudited pro forma consolidated financial statements will depend on a number of factors. Therefore, it is expected that the actual adjustments will differ from the preliminary pro forma adjustments, and the differences may be material.

2.                  DESCRIPTION OF TRANSACTION

Pursuant to the Merger Agreement, AltaGas will indirectly purchase all outstanding common shares of WGL for US$88.25 per share in an all cash transaction. The estimated purchase price, including payment for performance shares and performance units, will be approximately $5.8 billion. AltaGas will also assume WGL’s existing debt and preferred shares, which were approximately $3.3 billion and $36.3 million, respectively, as at March 31, 2018 (see Note 3a).

The accompanying unaudited pro forma consolidated financial statements assume that, at closing, the Acquisition will be financed through the net proceeds of (i) the $0.4 billion private placement of subscription receipts (see Note 3c), (ii) net proceeds from a bought subscription receipt public offering of $2.4 billion (see Note 3c), and (iii) a fully committed bridge financing facility (the “Acquisition Credit Facility”) with certain financial institutions in an aggregate principal amount of up to US$3.0 billion (see Note 3d). The unaudited pro forma consolidated financial statements assume that all cash from the issuance of subscription receipts has been received and immediately converted into common shares (see Note 3c). The Acquisition Credit Facility together with the equity issuance will fully fund the purchase price and thereby ensure sufficient liquidity to close the Acquisition.

3.                  PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

a)             Purchase price and financing structure

The following is the estimated purchase price, estimated funding requirements and assumed financing structure for the Acquisition. These estimates have been reflected in the accompanying unaudited pro forma consolidated financial statements.

Estimated Purchase Price
Unadjusted purchase price		$9,158.8
Assumed debt of WGL		(3,288.1)
Assumed preferred shares of WGL		(36.3)
Estimated purchase price	Note 3(b)	$5,834.4

Estimated Funding Requirements
Estimated purchase price		$5,834.4
Subscription receipts issuance costs	Note 3(c)	98.2
Acquisition credit facility costs	Note 3(d)	54.1
Estimated acquisition costs	Note 3(e)	291.0
Estimated funding requirements		$6,277.7

Assumed Financing Structure
Subscription receipts	Note 3(c)	$2,438.6
Acquisition credit facility	Note 3(d)	3,839.1
Total		$6,277.7

b)             Preliminary purchase price allocation

The estimated net purchase price has been allocated to the estimated fair values of WGL net assets and liabilities as at March 31, 2018 in accordance with the acquisition method, as follows:

	WGL Holdings, Inc.	Fair Value and Other Adjustments	Fair Value
	Note 3(i)
Assets Acquired
Cash and cash equivalents	$59.7	$—	$59.7
Accounts receivable	930.7	—	930.7
Inventory	122.2	—	122.2
Regulatory assets	11.2	—	11.2
Risk management assets	12.9	—	12.9
Prepaid and other current assets	$179.7	$—	$179.7
Total current assets	1,316.4	—	1,316.4

Property, plant and equipment	$5,992.7	$(225.6)	$5,767.1
Intangible assets	—	206.3	206.3
Regulatory assets	405.4	—	405.4
Risk management assets	38.1	—	38.1
Prepaid post-retirement benefits	306.3	—	306.3
Long-term investments and other assets	15.5	—	15.5
Investments accounted for by the equity method	753.8	671.8	1,425.6
	$8,828.2	$652.5	$9,480.7

Liabilities Assumed
Accounts payable and accrued liabilities	$549.9	$—	$549.9
Current maturities of long-term debt	128.9	—	128.9
Dividends payable	34.5	—	34.5
Notes payable and project financing	547.8	—	547.8
Customer deposits	61.8	—	61.8
Regulatory liabilities	69.6	—	69.6
Risk management liabilities	33.8	—	33.8
Other current liabilities	61.5	—	61.5
Total current liabilities	$1,487.8	$—	$1,487.8

Long-term debt	$2,423.2	$188.2	$2,611.4
Asset retirement obligations	391.2	—	391.2
Deferred income taxes	718.0	129.9	847.9
Regulatory liabilities	1,107.1	—	1,107.1
Risk management liabilities	134.1	—	134.1
Other long-term liabilities	60.6	—	60.6
Future employee obligations	241.1	—	241.1
	$6,563.1	$318.1	$6,881.2
Preferred shares	$36.3	$—	$36.3
Non-controlling interest	$8.9	$—	$8.9
Net assets at fair value, as at March 31, 2018			$2,554.3
Estimated purchase price			$5,834.4
Goodwill			$3,280.1

Under the acquisition method, the acquired tangible and intangible assets and assumed liabilities of the acquired entity are primarily measured at their estimated fair value at the date of acquisition. The excess of the purchase price over the preliminary estimated fair value of net assets acquired is classified as goodwill on the accompanying unaudited pro forma consolidated balance sheet. Such goodwill is not amortized but will be evaluated for impairment on at least an annual basis. AltaGas has performed a preliminary valuation analysis of WGL’s assets to be acquired and liabilities to be assumed. This preliminary valuation has been used to prepare pro forma adjustments in the preliminary purchase price allocation presented in the unaudited pro forma consolidated financial statements. The estimated fair values and useful lives of assets acquired and liabilities assumed are subject to final valuation adjustments which may cause some of the amounts ultimately recorded as goodwill to be materially different from those shown on the unaudited pro forma consolidated balance sheet. The preliminary estimates used to prepare the pro forma information presented will be updated after the closing of the Acquisition based upon AltaGas’ final analysis.

In the preliminary valuation analysis, AltaGas identified fair value adjustments for property, plant and equipment, intangible assets, and investments accounted for by the equity method. The preliminary estimate of the fair value of WGL’s property, plant and equipment is approximately $225.6 less than the carrying value. This difference will be amortized over 30 years, the estimated useful life of the assets, resulting in an estimated reduction in depreciation expense for the year ended December 31, 2017 and three months ended March 31, 2018 of approximately $7.6 million ($5.5 million after-tax) and $1.8 million ($1.3 million after-tax), respectively.

The preliminary valuation analysis also identified approximately $206.3 million of intangible assets related to customer relationships and certain power purchase contracts. This difference will be amortized over 5-20 years, the estimated useful life of the assets, resulting in an estimated increase in depreciation expense for the year ended December 31, 2017 and three months ended March 31, 2018 of approximately $29.9 million ($21.5 million after-tax) and $7.3 million ($5.2 million after-tax), respectively.

The fair value of long-term debt was estimated based on the quoted market prices of the U.S. Treasury issues having a similar term to maturity, adjusted for the credit quality of the debt issuer, WGL or Washington Gas Light Company. The difference of $188.2 million between the fair value and carrying value will be amortized into income as a reduction of interest expense over the remaining term of the long-term debt resulting in an estimated reduction of interest expense for the year ended December 31, 2017 and three months ended March 31, 2018 of approximately $12.5 million ($9.0 million after-tax) and $3.0 million ($2.1 million after-tax), respectively.

The adjustments to the fair value of assets and long-term debt based on the preliminary purchase price allocation would result in an increase to the deferred income tax liability of approximately $129.9 million based on AltaGas’ U.S. statutory income tax rate of 28.0 percent.

c)              Subscription receipts

In the first quarter of 2017, the Corporation completed the sale of 84.5 million subscription receipts in a private placement and on a bought deal basis for total gross proceeds of approximately $2.6 billion including the over-allotment option that was partially exercised. Each subscription receipt will entitle the holder thereof to receive, (i) automatically upon the closing of the Acquisition and without any further action on the part of the holder thereof, and without payment of additional consideration, one common share of the Corporation; and (ii) dividend equivalent payments in respect of any dividends on the common shares for which record dates occur during the period that the subscription receipts remain outstanding. The net proceeds from the sale of the subscription receipts are held by an escrow agent pending satisfaction of conditions precedent to the closing of the Acquisition. For the purpose of the unaudited pro forma consolidated financial statements, all cash from the issuance of subscription receipts has been received and immediately converted into common shares of the Corporation at the assumed closing date of the Acquisition (see Note 1). Underwriting costs are estimated at approximately $98.2 million ($71.6 million after-tax) and will result in a corresponding deferred income tax asset of approximately $26.6 million based on AltaGas’ Canadian statutory income tax rate of approximately 27.1 percent.

For the purpose of determining the net proceeds from the subscription receipts as at March 31, 2018, actual dividend equivalent payments declared through March 31, 2018 of $209.6 million, net of interest earned on the escrowed proceeds from the subscription receipts of $28.3 million through March 31, 2018, have been deducted from the total gross proceeds of $2.6 billion, which yields net proceeds of approximately $2.4 billion as at March 31, 2018. The unaudited pro forma consolidated financial statements do not reflect any additional dividend equivalent payments that may be made subsequent to March 31, 2018 using a portion of the net proceeds from the sale of subscription receipts.

d)             Acquisition credit facility

For the purpose of the unaudited pro forma consolidated financial statements, the closing of the Acquisition is assumed to be partially financed by a drawdown of $3.9 billion under the Acquisition Credit Facility. The Corporation currently expects that the Acquisition Credit Facility will be repaid through subsequent offerings of senior debt, hybrid securities, equity or equity-linked securities (including preferred shares or convertible debentures), and selected AltaGas asset sales. The subsequent offerings and asset sales have not been reflected in the unaudited pro forma consolidated financial statements.

The interest rate on the Acquisition Credit Facility for the year ended December 31, 2017 is estimated at 2.65 percent and would result in incremental interest expense of $102.3 million. Incremental interest expense resulted in a corresponding deferred income tax recovery for the year ended December 31, 2017 of approximately $27.7 million based on AltaGas’ Canadian statutory tax rate of 27.1 percent.

The interest rate on the Acquisition Credit Facility for the three months ended March 31, 2018 is estimated at 3.15 percent and would result in incremental interest expense of $29.6 million. This incremental interest expense would result in a corresponding deferred income tax recovery for the three months ended March 31, 2018 of approximately $8.0 million based on AltaGas’ Canadian statutory tax rate of 27.1 percent.

Estimated total Acquisition Credit Facility costs are approximately $54.0 million ($39.4 million after-tax). Actual Acquisition Credit Facility costs of $19.3 million ($14.0 million after-tax) and $4.1 million ($3.0 million after-tax) were expensed by the Corporation during the year ended December 31, 2017 and three months ended March 31, 2018, respectively, have been removed from interest expense as a pro forma adjustment as these costs are directly incremental to the Acquisition and non-recurring in nature (see Note 3j). The remaining $30.6 million ($22.4 million after-tax) of Acquisition Credit Facility costs have been included as a pro forma adjustment to retained earnings on the unaudited pro forma consolidated balance sheet as opposed to being reflected in the unaudited pro forma consolidated statements of income on the basis that these expenses are directly incremental to the Acquisition and are non-recurring in nature. The pro forma adjustment of $30.6 million ($22.4 million after-tax) to the unaudited pro forma consolidated balance sheet is comprised of the following:

	Pre-tax	Tax	After-tax
Reduction in cash and cash equivalents	$(29.4)	$7.9	$(21.5)
Reduction in long-term investments and other assets	(14.1)	3.8	(10.3)
Reduction in accounts payable and accrued liabilities	12.9	(3.5)	9.4
Net adjustment to retained earnings	$(30.6)	$8.2	$(22.4)

e)              Acquisition costs

Acquisition costs are estimated at approximately $291.0 million ($223.9 million after-tax) of which $65.7 million ($53.2 million after-tax) were incurred in 2017 and $9.9 million ($8.9 million after-tax) were incurred during the three months ended March 31, 2018 (see Note 3j). Acquisition costs are comprised of estimated accounting, legal, tax, financial advisory, and other costs associated with the completion of the Acquisition as well as the estimated costs of certain commitments that have been offered in the regulatory applications. These costs have been included as a pro forma adjustment to retained earnings on the unaudited pro forma consolidated balance sheet as opposed to being reflected in the unaudited pro forma consolidated statements of income on the basis that these expenses are directly incremental to the Acquisition and are non-recurring in nature.

f)               Income taxes

For the purpose of the accompanying unaudited pro forma consolidated financial statements including pro forma adjustments, average Canadian and U.S. deferred income tax rates of 27.1 percent and 28.0 percent, respectively, have been applied. The deferred income tax asset and liability is the cumulative amount of tax applicable to temporary differences between the accounting and tax values of assets and liabilities. Deferred income tax assets and liabilities are measured at the tax rates expected to apply when these differences reverse.

g)             WGL historical shareholders’ equity

The historical shareholders’ equity of WGL, which includes retained earnings, accumulated other comprehensive loss, contributed surplus and common shares, has been eliminated on consolidation.

h)             Net income per common share

Net income per common share is calculated by dividing the pro forma net income applicable to common shares by the weighted average number of common shares outstanding for the year ended December 31, 2017 and three months ended March 31, 2018 and reflects the assumed issuance of 84.5 million AltaGas common shares, as if the issuance had taken place on January 1, 2017.

i)                Foreign exchange translation

The assets and liabilities of WGL, which has a U.S. dollar reporting and functional currency, are translated at the exchange rate in effect as at the unaudited pro forma consolidated balance sheet date of March 31, 2018. Revenues and expenses of WGL’s operations are translated at the average exchange rate in effect during the reporting period. The following exchange rates were utilized for the unaudited pro forma consolidated financial statements:

Balance Sheet (U.S. dollars to Canadian dollars)

Closing rate – March 31, 2018: 1.2894

Income Statement (U.S. dollars to Canadian dollars)

Average rate – January 1, 2017 to December 31, 2017: 1.2986

Average rate – January 1, 2018 to March 31, 2018: 1.2647

j)                Adjustments for acquisition related costs

The mark-to-market loss of $34.3 million for the year ended December 31, 2017 and $1.2 million for the three months ended March 31, 2018 related to foreign exchange option contracts to hedge the cash purchase price of WGL has been removed from unrealized losses on risk management contracts in the unaudited pro forma consolidated statement of income on the basis that the mark-to-market loss is directly incremental to the Acquisition and is non-recurring in nature.

Acquisition costs incurred by WGL of $17.6 million ($12.1 million after-tax) and $0.2 million ($0.1 million after-tax) during the year ended December 31, 2017 and three months ended March 31, 2018, respectively, have been removed from operating and administrative expense in the unaudited pro forma consolidated statement of income as these costs are directly incremental to the Acquisition and are non-recurring in nature.

Acquisition related costs incurred by AltaGas totaling $85.0 million ($67.2 million after-tax) and $14.0 million ($11.9 million after-tax) during the year ended December 31, 2017 and three months ended March 31, 2018, respectively, have been removed from the unaudited pro forma consolidated statements of income as these costs are directly incremental to the Acquisition and are non-recurring in nature.

Specifically, $19.3 million ($14.0 million after-tax) and $4.1 million ($3.0 million after-tax) of actual Acquisition Credit Facility costs incurred during the year ended December 31, 2017 and three months ended March 31, 2018, respectively, have been removed from interest expense and $65.7 million ($53.2 million after-tax) and $9.9 million ($8.9 million after-tax) of actual acquisition costs incurred during the year ended December 31, 2017 and three months ended March 31, 2018, respectively, have been removed from operating and administrative expense.